Form 5 for PACIFIC SYSTEMS CONTROL TECHNOLOGY, INC. filed on Feb 25, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

(Print or Type Responses)
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1. Name and Address of Reporting Person*

 Chan           Anthony            K.
-------------  -----------------  ----------------------
(Last)         (First)            (Middle)

 100 Marine Parkway, Suite 325
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(Street)

 Redwood Shores         California           94065
---------------------  -------------------  -----------------------------------
(City)                 (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

PACIFIC SYSTEMS CONTROL TECHNOLOGY, INC. (OTC:BB - "PFSY")

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

February 2003

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ]   Director                             [ ]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

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7. Individual or Joint/Group Filing
(Check Applicable Line)

      [X] Form filed by one Reporting Person
      [ ] Form filed by more than one Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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                                                  4. Securities Acquired (A)  5. Amount of  6. Owner-
                                                     or Disposed of (D)       Securities    ship Form:
                                    3. Transac-      (Instr. 3, 4 and 5)      Beneficially  Direct      7. Nature
                      2. Transac-     tion Code   --------------------------  Owned at End  (D) or      of Indirect
                        tion Date    (Instr. 8)              (A)              of Month      Indirect    Beneficial
1. Title of Security    (Month/Day  ------------             or               (Instr. 3     (I)         Ownership
(Instr. 3)                Year)     Code     V      Amount   (D)    Price     and 4)        (Instr. 4)  (Instr. 4)
--------------------  ------------  -----  -----  ---------- ---- ----------  ------------  ----------  ----------
Common                                                                        376,485       (D)

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* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                       9.       10.
                                                                                                       Number   Owner-
                                                                                                       of       ship
            2.                                                                                         Deriv-   Form of
            Conver-                       5.                                7.                         ative    Deriv-   11.
            sion                          Number of                         Title and Amount           Secur-   ative    Nature
            or                            Derivative    6.                  of Underlying     8.       ities    Secur-   of
            Exer-                         Securities    Date                Securities        Price    Bene-    ity:     In-
            cise     3.                   Acquired (A)  Exercisable and     (Instr. 3 and 4)  of       ficially Direct   direct
            Price    Trans-   4.          or Disposed   Expiration Date     ----------------  Deriv-   Owned    (D) or   Bene-
1.          of       action   Transac-    of (D)        (Month/Day/Year)             Amount   ative    at End   In-      ficial
Title of    Deriv-   Date     tion Code   (Instr. 3,    ------------------            or       Secur-   of       direct   Owner-
Derivative  ative    (Month/  (Instr. 8)  4 and 5)      Date      Expira-            Number   ity      Month    (I)      ship
Security    Secur-   Day/     ----------  ------------  Exer-     tion               of       (Instr.  (Instr.  (Instr.  (Instr.
(Instr. 3)  ity      Year)    Code    V    (A)    (D)   cisable   Date      Title    Shares   5)       4)        4)      4)
----------  -------  -------  ----- ----  -----  -----  --------  --------  -------- -------  -------  --------  ------  -------
Option      $28.875                                     07/01/99  06/30/03  Common     5,000             5,000   (D)
Option      $ 5.000                                     12/30/99  12/29/08  Common    15,000            15,000   (D)
Option      $ 4.125                                     11/19/99  05/18/09  Common    25,000            25,000   (D)
Option      $ 3.750                                     06/07/01  06/06/09  Common   250,000           250,000   (D)
Option      $ 2.125                                     01/10/01  01/09/10  Common    35,000            35,000   (D)
Option      $ 0.300                                     12/28/00  12/27/05  Common   300,000           300,000   (D)
Option      $ 0.009                                     11/01/02  11/01/06  Common   200,000           200,000   (D)

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Explanation of Responses:

The reporting person has resigned from the board of directors and the position of Chief Executive Officer of Pacific Systems Control Technology, Inc. as of February 12, 2003.

       /s/ Anthony K. Chan                              February 25, 2003
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     **Signature of Reporting Person                          Date

** Intentional misstatements of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.